

January 7, 2014

Via E-Mail
Kam Shah
Chief Financial Officer
ZD Ventures, Inc.
47 Avenue Road
Suite 200
Toronto, Ontario M5R 2G3

> **Re: ZD Ventures, Inc.**
> **Amendment No. 1 to Form 10-K**
> **for the Fiscal Year Ended March 31, 2013**
> **Filed December 23, 2013**
> **Response dated December 23, 2013**
> **File No. 333-127389**

Dear Mr. Shah:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
Note 4 – Acquisition, Goodwill and Acquired Intangible Assets, page F-10

1.   We note your response to comment three in our letter dated December 18, 2013 indicating that you have accounted for the purchase of the B'Wished website as a business combination under FASB ASC 805. Please provide a detailed analysis that supports your conclusion that the group of assets purchased constituted a business as defined by FASB ASC 805-10-20. Your analysis should address your consideration of each of the paragraphs discussed in FASB ASC 805-10-55-4 through 9, providing details sufficient to understand the specific inputs, processes and outputs acquired and how the

processes applied to the inputs can or were being used to create outputs. In the absence of outputs, your analysis should also specifically address your consideration of the factors in FASB ASC paragraph 805-10-55-7 and describe the stage of development of the assets when you acquired them.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining